UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 1, 2024, SaverOne 2014 Ltd. (the “Company”) received a notification letter from the Nasdaq Listing Qualifications staff notifying the Company that it had regained compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

To regain compliance with the Rule, the Company’s American Depositary Shares were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved on February 29, 2024. Therefore, the Nasdaq Listing Qualifications Staff considers the prior bid price deficiency matter now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: March 5, 2024	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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